Exhibit (a)(1)

June 17, 2009

Dear Stockholders:

We are pleased to inform you that, as previously announced, on June 7, 2009, Endocare, Inc. (“Endocare”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with HealthTronics, Inc. (“HealthTronics”) and HT Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of HealthTronics.

Pursuant to the Merger Agreement, on June 17, 2009, Purchaser commenced an offer to acquire each issued and outstanding share of our common stock, par value $0.001 per share (the “Shares”), in exchange for (i) $1.35 in cash, without interest, or (ii) 0.7764 shares of HealthTronics common stock, in each case, at the election of the holder and subject to adjustment and proration, all upon the terms and subject to the conditions set forth in HealthTronics’ preliminary prospectus, dated June 17, 2009 (the “Prospectus”), which is contained in the Registration Statement on Form S-4 filed by HealthTronics with the Securities and Exchange Commission on June 17, 2009 and in the related Letter of Election and Transmittal (the “Letter of Transmittal” and together with the Prospectus and any amendments or supplements thereto, the “Offer”). The Offer is currently scheduled to expire at 5:00 pm, New York City time, on Tuesday, July 21, 2009, unless extended. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least a majority of the Shares then outstanding on a fully diluted basis, as described in the Prospectus.

Endocare’s Board of Directors (the “Board”) has unanimously approved the Merger Agreement, the Offer and the other transaction contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, declared the advisability thereof and determined to recommend to Endocare’s stockholders acceptance of the Offer. The Board recommends that Endocare’s stockholders accept the Offer and tender their Shares pursuant to the Offer for a number of reasons, each of which are set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under Item 4 of the Schedule 14D-9 in the section entitled “The Solicitation or Recommendation—Reasons for the Offer and the Merger.”

The enclosed Schedule 14D-9 also contains other important information relating to the Offer. We encourage you to consider this information carefully.

Sincerely,

Michael R. Rodriguez Senior Vice President, Finance and Chief Financial Officer